UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Deputy President and Executive Officer Group Chief Financial Officer

Date: December 6, 2018

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018

On November 29, 2018, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2018 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2018 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2018		September 30, 2018		September 30, 2018
Assets:
Cash and due from banks	*8	¥53,732,582	*8	¥56,133,843	$494,223
Call loans and bills bought		1,881,879		2,360,764	20,785
Receivables under resale agreements		827,892		5,047,049	44,436
Receivables under securities borrowing transactions		8,337,700		5,254,864	46,266
Monetary claims bought	*8	4,730,770	*8	4,709,177	41,461
Trading assets	*8	5,585,591	*8	5,595,840	49,268
Money held in trust		1,482		768	7
Securities	*1, *2, *8, *14	25,712,709	*1, *2, *8, *14	25,089,044	220,893
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	72,945,934	*3, *4, *5, *6, *7, *8, *9	75,939,685	668,601
Foreign exchanges	*7	2,166,190	*7	2,366,335	20,834
Lease receivables and investment assets	*8	2,329,431	*8	2,354,954	20,734
Other assets	*8	8,005,807	*8	8,345,485	73,477
Tangible fixed assets	*8, *10, *11	3,475,131	*8, *10, *11	3,698,051	32,559
Intangible fixed assets		865,584		834,742	7,349
Net defined benefit asset		383,418		398,633	3,510
Deferred tax assets		27,609		22,017	194
Customers’ liabilities for acceptances and guarantees		8,575,499		9,303,847	81,914
Reserve for possible loan losses		(536,088)		(467,343)	(4,115)

Total assets		¥199,049,128		¥206,987,762	$1,822,396

(Continued)
	Millions of yen				Millions of U.S. dollars
	March 31, 2018		September 30, 2018		September 30, 2018
Liabilities and net assets:
Liabilities:
Deposits	*8	¥116,477,534	*8	¥119,385,639	$1,051,115
Negotiable certificates of deposit		11,220,284		11,490,153	101,164
Call money and bills sold		1,190,928		2,013,277	17,726
Payables under repurchase agreements	*8	5,509,721	*8	11,270,010	99,225
Payables under securities lending transactions	*8	7,186,861	*8	2,980,463	26,241
Commercial paper		2,384,787		2,544,376	22,402
Trading liabilities		4,402,110		4,127,140	36,337
Borrowed money	*8, *12	10,829,248	*8, *12	11,073,378	97,494
Foreign exchanges		865,640		1,057,998	9,315
Short-term bonds		1,256,600		1,160,000	10,213
Bonds	*8, *13	9,057,683	*8, *13	9,935,469	87,476
Due to trust account		1,328,271		1,373,949	12,097
Other liabilities	*8	6,348,202	*8	6,709,444	59,072
Reserve for employee bonuses		84,046		52,197	460
Reserve for executive bonuses		3,861		—	—
Net defined benefit liability		39,982		39,416	347
Reserve for executive retirement benefits		2,026		1,761	16
Reserve for point service program		22,244		23,611	208
Reserve for reimbursement of deposits		17,765		12,391	109
Reserve for losses on interest repayment		144,763		122,960	1,083
Reserves under the special laws		2,397		2,767	24
Deferred tax liabilities		455,234		504,408	4,441
Deferred tax liabilities for land revaluation	*10	30,539	*10	30,423	268
Acceptances and guarantees	*8	8,575,499	*8	9,303,847	81,914

Total liabilities		187,436,236		195,215,088	1,718,745

Net assets :
Capital stock		2,338,743		2,339,443	20,597
Capital surplus		758,215		734,610	6,468
Retained earnings		5,552,573		5,856,833	51,566
Treasury stock		(12,493)		(16,292)	(143)

Total stockholders’ equity		8,637,039		8,914,594	78,487

Net unrealized gains (losses) on other securities		1,688,842		1,701,862	14,984
Net deferred gains (losses) on hedges		(68,543)		(100,777)	(887)
Land revaluation excess	*10	37,097	*10	36,592	322
Foreign currency translation adjustments		36,906		54,848	483
Accumulated remeasurements of defined benefit plans		59,121		53,510	471

Total accumulated other comprehensive income		1,753,424		1,746,036	15,373

Stock acquisition rights		2,823		2,555	22
Non-controlling interests		1,219,604		1,109,488	9,768

Total net assets		11,612,892		11,772,674	103,651

Total liabilities and net assets		¥199,049,128		¥206,987,762	$1,822,396

INTERIM CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30	Millions of yen				Millions of U.S. dollars
	2017		2018		2018
Ordinary income		¥2,746,944		¥2,952,805	$25,998
Interest income		1,076,610		1,214,050	10,689
Interest on loans and discounts		737,193		797,067	7,018
Interest and dividends on securities		177,193		190,546	1,678
Trust fees		1,879		2,183	19
Fees and commissions		583,788		604,534	5,323
Trading income		130,730		89,003	784
Other operating income		842,312		899,634	7,921
Other income	*1	111,624	*1	143,398	1,263
Ordinary expenses		2,131,395		2,272,605	20,009
Interest expenses		368,501		529,649	4,663
Interest on deposits		134,849		211,276	1,860
Fees and commissions payments		99,189		97,926	862
Trading losses		101		122	1
Other operating expenses		701,758		721,730	6,354
General and administrative expenses	*2	894,633	*2	852,524	7,506
Other expenses	*3	67,212	*3	70,651	622

Ordinary profit		615,548		680,199	5,989

Extraordinary gains	*4	619	*4	143	1
Extraordinary losses	*5, *6	4,148	*5, *6	5,187	46

Income before income taxes		612,020		675,155	5,944

Income taxes-current		101,526		108,031	951
Income taxes-deferred		39,297		53,478	471

Income taxes		140,824		161,509	1,422

Profit		471,195		513,646	4,522

Profit attributable to non-controlling interests		51,000		40,998	361

Profit attributable to owners of parent		¥420,195		¥472,648	$4,161

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Six months ended September 30	Millions of yen		Millions of U.S. dollars
	2017	2018	2018
Profit	¥471,195	¥513,646	$4,522
Other comprehensive income (losses)	136,989	22,152	195
Net unrealized gains (losses) on other securities	152,001	25,962	229
Net deferred gains (losses) on hedges	(4,152)	(24,691)	(217)
Foreign currency translation adjustments	(11,604)	54,633	481
Remeasurements of defined benefit plans	7,512	(5,353)	(47)
Share of other comprehensive income of affiliates	(6,768)	(28,397)	(250)

Total comprehensive income	608,185	535,799	4,717

Comprehensive income attributable to owners of parent	544,901	465,764	4,101
Comprehensive income attributable to non-controlling interests	63,284	70,034	617

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the period
Issuance of new stock	847	847			1,695
Cash dividends			(105,752)		(105,752)
Profit attributable to owners of parent			420,195		420,195
Purchase of treasury stock				(53)	(53)
Disposal of treasury stock		(43)		486	443
Changes in shareholders’ interest due to transaction with non-controlling interests		43			43
Increase due to increase in subsidiaries			3		3
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(304)		(304)
Reversal of land revaluation excess			459		459
Net changes in items other than stockholders’ equity in the period

Net changes in the period	847	846	314,604	433	316,732

Balance at the end of the period	¥2,338,743	¥758,193	¥5,351,360	¥(12,480)	¥8,435,817

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Net changes in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Balance at the end of the period	¥1,687,457	¥(45,882)	¥37,650	¥41,074	¥16,400	¥1,736,699

	Millions of yen
Six months ended September 30, 2017	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥3,482	¥1,499,264	¥11,234,286
Changes in the period
Issuance of new stock			1,695
Cash dividends			(105,752)
Profit attributable to owners of parent			420,195
Purchase of treasury stock			(53)
Disposal of treasury stock			443
Changes in shareholders’ interest due to transaction with non-controlling interests			43
Increase due to increase in subsidiaries			3
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(304)
Reversal of land revaluation excess			459
Net changes in items other than stockholders’ equity in the period	(290)	26,327	150,283

Net changes in the period	(290)	26,327	467,015

Balance at the end of the period	¥3,192	¥1,525,591	¥11,701,301

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the period
Issuance of new stock	699	699			1,398
Cash dividends			(126,950)		(126,950)
Profit attributable to owners of parent			472,648		472,648
Purchase of treasury stock				(70,048)	(70,048)
Disposal of treasury stock		(54)		326	271
Cancellation of treasury stock		(65,922)		65,922	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(18)			(18)
Increase due to increase in subsidiaries			4		4
Increase due to decrease in subsidiaries			2		2
Decrease due to increase in subsidiaries			(15)		(15)
Decrease due to decrease in subsidiaries			(1)		(1)
Reversal of land revaluation excess			261		261
Transfer from retained earnings to capital surplus		41,690	(41,690)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	699	(23,605)	304,259	(3,799)	277,554

Balance at the end of the period	¥2,339,443	¥734,610	¥5,856,833	¥(16,292)	¥8,914,594

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Net changes in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Balance at the end of the period	¥1,701,862	¥(100,777)	¥36,592	¥54,848	¥53,510	¥1,746,036

	Millions of yen
Six months ended September 30, 2018	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥2,823	¥1,219,604	¥11,612,892
Changes in the period
Issuance of new stock			1,398
Cash dividends			(126,950)
Profit attributable to owners of parent			472,648
Purchase of treasury stock			(70,048)
Disposal of treasury stock			271
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(18)
Increase due to increase in subsidiaries			4
Increase due to decrease in subsidiaries			2
Decrease due to increase in subsidiaries			(15)
Decrease due to decrease in subsidiaries			(1)
Reversal of land revaluation excess			261
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(268)	(110,116)	(117,772)

Net changes in the period	(268)	(110,116)	159,781

Balance at the end of the period	¥2,555	¥1,109,488	¥11,772,674

(Continued)
	Millions of U.S. dollars

	Stockholders’ equity

Six months ended September 30, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	$20,591	$6,676	$48,887	$(110)	$76,044
Changes in the period
Issuance of new stock	6	6			12
Cash dividends			(1,118)		(1,118)
Profit attributable to owners of parent			4,161		4,161
Purchase of treasury stock				(617)	(617)
Disposal of treasury stock		(0)		3	2
Cancellation of treasury stock		(580)		580	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(0)		(0)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			2		2
Transfer from retained earnings to capital surplus		367	(367)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	6	(208)	2,679	(33)	2,444

Balance at the end of the period	$20,597	$6,468	$51,566	$ (143)	$78,487

	Millions of U.S. dollars

	Accumulated other comprehensive income

Six months ended September 30, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	$14,869	$(603)	$327	$325	$521	$15,438
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	115	(284)	(4)	158	(49)	(65)

Net changes in the period	115	(284)	(4)	158	(49)	(65)

Balance at the end of the period	$14,984	$(887)	$322	$483	$471	$15,373

	Millions of U.S. dollars

Six months ended September 30, 2018	Stock acquisition rights	Non-controlling interests	Total net assets

Balance at the beginning of the period	$25	$10,738	$102,244
Changes in the period
Issuance of new stock			12
Cash dividends			(1,118)
Profit attributable to owners of parent			4,161
Purchase of treasury stock			(617)
Disposal of treasury stock			2
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(0)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			2
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(2)	(970)	(1,037)

Net changes in the period	(2)	(970)	1,407

Balance at the end of the period	$22	$9,768	$103,651

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2017	2018	2018
Cash flows from operating activities:
Income before income taxes	¥612,020	¥675,155	$5,944
Depreciation	138,733	144,288	1,270
Losses on impairment of fixed assets	3,037	1,942	17
Amortization of goodwill	12,674	11,465	101
Equity in (gains) losses of affiliates	(30,212)	(32,966)	(290)
Net change in reserve for possible loan losses	(37,874)	(69,782)	(614)
Net change in reserve for employee bonuses	(19,391)	(31,849)	(280)
Net change in reserve for executive bonuses	(3,041)	(3,861)	(34)
Net change in net defined benefit asset and liability	(16,190)	(15,294)	(135)
Net change in reserve for executive retirement benefits	(171)	(265)	(2)
Net change in reserve for point service program	649	1,366	12
Net change in reserve for reimbursement of deposits	(6,743)	(5,374)	(47)
Net change in reserve for losses on interest repayment	(37,570)	(21,802)	(192)
Interest income	(1,076,610)	(1,214,050)	(10,689)
Interest expenses	368,501	529,649	4,663
Net (gains) losses on securities	(71,230)	(50,350)	(443)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	(112,617)	501,302	4,414
Net (gains) losses from disposal of fixed assets	199	2,730	24
Net change in trading assets	(212,020)	(381,990)	(3,363)
Net change in trading liabilities	181,459	144,338	1,271
Net change in loans and bills discounted	(901,006)	(2,925,429)	(25,757)
Net change in deposits	2,048,688	2,620,325	23,070
Net change in negotiable certificates of deposit	1,013,616	241,394	2,125
Net change in borrowed money (excluding subordinated borrowings)	(218,349)	284,019	2,501
Net change in deposits with banks	311,347	730,224	6,429
Net change in call loans and bills bought and others	(696,652)	(4,687,521)	(41,271)
Net change in receivables under securities borrowing transactions	(828,972)	3,082,835	27,142
Net change in call money and bills sold and others	928,957	6,615,266	58,243
Net change in commercial paper	46,631	144,247	1,270
Net change in payables under securities lending transactions	1,899,658	(4,206,398)	(37,035)
Net change in foreign exchanges (assets)	(782,878)	(200,224)	(1,763)
Net change in foreign exchanges (liabilities)	443,210	190,742	1,679
Net change in lease receivables and investment assets	22,235	(26,678)	(235)
Net change in short-term bonds (liabilities)	64,500	(96,600)	(851)
Issuance and redemption of bonds (excluding subordinated bonds)	441,563	527,051	4,640
Net change in due to trust account	34,167	45,678	402
Interest received	1,064,616	1,197,660	10,545
Interest paid	(358,283)	(505,432)	(4,450)
Other, net	(494,468)	(458,382)	(4,036)

Subtotal	3,732,185	2,757,432	24,277

Income taxes paid	39,927	(102,143)	(899)

Net cash provided by (used in) operating activities	3,772,113	2,655,288	23,378

(Continued)
	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2017		2018		2018
Cash flows from investing activities:
Purchases of securities		¥(13,423,081)		¥(12,743,154)	$(112,195)
Proceeds from sale of securities		8,724,217		7,979,168	70,252
Proceeds from redemption of securities		4,282,730		5,658,916	49,823
Purchases of money held in trust		(0)		(1)	(0)
Proceeds from sale of money held in trust		895		715	6
Purchases of tangible fixed assets		(292,782)		(310,509)	(2,734)
Proceeds from sale of tangible fixed assets		45,303		72,565	639
Purchases of intangible fixed assets		(66,643)		(58,291)	(513)
Proceeds from sale of intangible fixed assets		2		—	—
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		(161,851)		—	—

Net cash provided by (used in) investing activities		(891,210)		599,408	5,277

Cash flows from financing activities:
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		1,733		—	—
Redemption of subordinated bonds and bonds with stock acquisition rights		(829)		(5,076)	(45)
Dividends paid		(105,711)		(126,989)	(1,118)
Repayment to non-controlling stockholders		—		(150,268)	(1,323)
Dividends paid to non-controlling stockholders		(36,210)		(31,996)	(282)
Purchases of treasury stock		(53)		(70,048)	(617)
Proceeds from disposal of treasury stock		443		271	2
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(2)		—	—

Net cash provided by (used in) financing activities		(140,631)		(384,107)	(3,382)

Effect of exchange rate changes on cash and cash equivalents		16,924		269,674	2,374

Net change in cash and cash equivalents		2,757,195		3,140,264	27,648

Cash and cash equivalents at the beginning of the period		42,478,393		47,983,114	422,461
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		0		1,519	13

Cash and cash equivalents at the end of the period	*1	¥45,235,590	*1	¥51,124,898	$450,122

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards(“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2018 which was ¥113.58 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2018 is 361.
Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd.

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”)

SMBC Nikko Securities Inc.

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

Sumitomo Mitsui Asset Management Company, Limited

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Guarantee Co., Ltd.

SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the six months ended September 30, 2018 are as follows:

30 companies were newly included in the scope of consolidation as a result of the establishment and for other reasons.

16 companies were excluded from the scope of consolidation because of liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

141 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of consolidation.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2018 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for by the equity method at September 30, 2018 is 77.

Principal companies:	Kansai Mirai Financial Group, Inc. PT Bank Tabungan Pensiunan Nasional Tbk. Sumitomo Mitsui Auto Service Company, Limited Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the six months ended September 30, 2018 are as follows:

Kansai Mirai Financial Group, Inc. became an equity method affiliate from the six months ended September 30, 2018 due to share exchanges between Kansai Mirai Financial Group, Inc. and both THE MINATO BANK, LTD. and Kansai Urban Banking Corporation which are equity method affiliates of the Company; and 6 other companies became equity method affiliates due to establishment and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

141 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2018 are as follows:

November 30	1
December 31	15
February 28	3
March 31	13
April 30	7
May 31	1
June 30	160
July 31	13
August 31	5
September 30	143

(2)

The subsidiaries with interim balance sheets dated November 30, December 31, February 28, March 31, May 31 and certain subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of September 30. Other subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31. The subsidiaries with interim balance sheets dated June 30 and July 31 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.   Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the interim period, and bonds and others are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The depreciation expense for the interim period is calculated by proportionally allocating the estimated annual expense to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts of write-off were ¥185,235 million and ¥190,945 million at September 30 and March 31, 2018, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to calculate the expected benefit attributable to the respective interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(14)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(15)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(16)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(17)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(19)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

(Notes to interim consolidated balance sheets)

*1	Japanese stocks and investments in unconsolidated subsidiaries and affiliates

Japanese stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Japanese stocks	¥677,723	¥617,932
Investments	5,428	6,364

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Japanese government bonds in “Securities”	¥901	¥903

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Securities pledged	¥6,659,456	¥7,511,115
Securities lent	7,772	45,169
Securities held without being disposed	1,307,487	1,289,052

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Bankrupt loans	¥27,709	¥11,806
Non-accrual loans	406,066	387,495

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Past due loans (3 months or more)	¥12,822	¥14,444

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Restructured loans	¥210,616	¥207,884

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Risk-monitored loans	¥657,215	¥621,631

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge without restrictions bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought, etc. The total face value at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Bills discounted	¥780,542	¥1,024,118

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2018 and September 30, 2018 consisted of the following:

March 31, 2018	Millions of yen	September 30, 2018	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥19,998	Cash and due from banks	¥32,945
Monetary claims bought	19,600	Monetary claims bought	11,725
Trading assets	2,223,355	Trading assets	1,336,418
Securities	5,277,492	Securities	6,032,493
Loans and bills discounted	8,014,149	Loans and bills discounted	8,108,289
Lease receivables and investment assets	13,241	Lease receivables and investment assets	12,348
Tangible fixed assets	51,630	Tangible fixed assets	43,569
Other assets	223	Other assets	232
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	26,555	Deposits	25,955
Payables under repurchase agreements	3,374,283	Payables under repurchase agreements	6,233,009
Payables under securities lending transactions	6,167,353	Payables under securities lending transactions	2,921,633
Borrowed money	6,807,957	Borrowed money	6,792,354
Bonds	27,901	Bonds	27,901
Other liabilities	12,477	Other liabilities	679
Acceptances and guarantees	170,036	Acceptances and guarantees	170,909

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2018 and September 30, 2018:

March 31, 2018	Millions of yen	September 30, 2018	Millions of yen
Cash and due from banks	¥12,012	Cash and due from banks	¥12,845
Trading assets	196,313	Trading assets	321,722
Securities	7,893,437	Securities	6,096,379
Loans and bills discounted	2,812,382	Loans and bills discounted	2,431,812

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2018	Millions of yen	September 30, 2018	Millions of yen
Collateral money deposited for financial instruments	¥1,745,149	Collateral money deposited for financial instruments	¥1,617,332
Surety deposits	108,513	Surety deposits	106,621
Margins of futures markets	65,172	Margins of futures markets	60,596
Other margins	38,003	Other margins	42,829

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
The amounts of unused commitments	¥59,795,908	¥62,135,066
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	42,963,575	43,989,248

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revalued its own land for business activities in accordance with the Act. The Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Certain equity method affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates: Fair values were determined based on the values stipulated in Articles 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Accumulated depreciation	¥1,089,903	¥1,125,459

*12	Subordinated borrowings

The balance of subordinated borrowings with the special clause specifying that the repayment order of the borrowing subordinate to other borrowings included in “Borrowed money” at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Subordinated borrowings	¥265,000	¥265,000

*13	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Subordinated bonds	¥2,211,841	¥2,231,675

*14	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2018 and September 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Guaranteed amount to privately-placed bonds	¥1,796,308	¥1,691,719

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2017 and 2018 included the following:

Six months ended September 30, 2017	Millions of yen	Six months ended September 30, 2018	Millions of yen
Gains on sales of stocks	¥55,763	Gains on sales of stocks	¥60,571

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2017 and 2018 included the following:

Six months ended September 30, 2017	Millions of yen	Six months ended September 30, 2018	Millions of yen
Salaries and related expenses	¥343,590	Salaries and related expenses	¥329,603

*3	Other expenses

“Other expenses” for the six months ended September 30, 2017 and 2018 included the following:

Six months ended September 30, 2017	Millions of yen	Six months ended September 30, 2018	Millions of yen
Write-off of loans	¥45,337	Write-off of loans	¥42,848

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2017 and 2018 were as follows:

Six months ended September 30, 2017	Millions of yen	Six months ended September 30, 2018	Millions of yen
Gains on disposal of fixed assets	¥606	Gains on disposal of fixed assets	¥143

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2017 and 2018 included the following:

Six months ended September 30, 2017	Millions of yen	Six months ended September 30, 2018	Millions of yen
Losses on impairment of fixed assets	¥3,037	Losses on disposal of fixed assets	¥2,874
Losses on disposal of fixed assets	806	Losses on impairment of fixed assets	1,942

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2017 and 2018.

Six months ended September 30, 2017			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (32 items)	Land and buildings, etc.	¥1,460
Kinki area	Branches (2 items)	Land and buildings, etc.	111
	Corporate asset (1 item)		54
	Idle assets (18 items)		510
Other	Idle assets (12 items)	Land and buildings, etc.	900

Six months ended September 30, 2018			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (29 items)	Land and buildings, etc.	734
Kinki area	Idle assets (19 items)	Land and buildings, etc.	707
Other	Idle assets (11 items)	Land and buildings, etc.	501

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. And the carrying amounts of branches, corporate assets and idle assets at other consolidated subsidiaries are reduced in the same method as at SMBC.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2017

1. Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,414,055,625	387,765	—	1,414,443,390	1

Total	1,414,055,625	387,765	—	1,414,443,390

Treasury stock
Common stock	4,028,883	12,912	151,901	3,889,894	2, 3

Total	4,028,883	12,912	151,901	3,889,894

Notes:	1.	Increase of 387,765 shares in the number of common stock issued was due to issuance of new stock as share-based compensation.
	2.	Increase of 12,912 shares in the number of treasury common stock was due to purchases of fractional shares.
	3.	Decrease of 151,901 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,900
Consolidated subsidiaries	—			—			292

Total							¥3,192

3. Information on dividends

(1)	Dividends paid in the period

Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥ 105,752		¥ 75	March 31, 2017	June 30, 2017
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2017	Common stock	¥ 112,844	Retained earnings	¥ 80	September 30, 2017	December 1, 2017

Six months ended September 30, 2018

1.   Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,414,443,390	326,330	15,368,300	1,399,401,420	1, 2

Total	1,414,443,390	326,330	15,368,300	1,399,401,420

Treasury stock
Common stock	3,884,968	15,379,230	15,466,111	3,798,087	3, 4

Total	3,884,968	15,379,230	15,466,111	3,798,087

Notes:	1.	Increase of 326,330 shares in the number of common stock was due to issuance of new stock as share-based compensation.
	2.	Decrease of 15,368,300 shares in the number of common stock was due to cancellation of treasury stock.
	3.	Increase of 15,379,230 shares in the number of treasury common stock includes increase of 10,930 shares due to purchases of fractional shares and increase of 15,368,300 shares due to repurchase of treasury stock.
	4.	Decrease of 15,466,111 shares in the number of treasury common stock includes decrease of 97,811 shares due to sales of fractional shares and exercise of stock options and decrease of 15,368,300 shares due to cancellation of treasury stock.

2.   Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,555
Total							¥2,555

3.   Information on dividends

(1)	Dividends paid in the period

Date of resolution		Millions of yen, except per share amount
	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥ 126,950		¥ 90	March 31, 2018	June 29, 2018
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 13, 2018	Common stock	¥ 118,626	Retained earnings	¥ 85	September 30, 2018	December 4, 2018

(Notes to interim consolidated statements of cash flows)

*1    The relation between the amounts of accounts listed on the interim consolidated financial statements and “Cash and cash equivalents”

	Millions of yen
Six months ended September 30	2017	2018
Cash and due from banks	¥49,333,064	¥56,133,843
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(4,097,474)	(5,008,944)

Cash and cash equivalents	¥45,235,590	¥51,124,898

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2018	September 30, 2018
Lease receivables	¥1,537,348	¥1,534,613
Residual value	136,677	129,732
Unearned interest income	(211,532)	(218,203)

Total	¥1,462,494	¥1,446,142

2)	The scheduled collections of lease payments receivable related to lease receivables and investment assets are as follows:

	Millions of yen
	March 31, 2018		September 30, 2018
	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets
Within 1 year	¥298,334	¥432,502	¥311,272	¥424,157
More than 1 year to 2 years	213,802	347,790	230,748	345,520
More than 2 years to 3 years	162,091	265,262	159,833	262,964
More than 3 years to 4 years	92,799	176,630	95,919	180,798
More than 4 years to 5 years	55,429	109,159	68,385	111,857
More than 5 years	177,736	206,002	180,986	209,315

Total	¥1,000,194	¥1,537,348	¥1,047,146	¥1,534,613

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the six months ended September 30, 2017 and 2018 were ¥893 million and ¥903 million, respectively, more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Due within 1 year	¥45,672	¥49,565
Due after 1 year	258,746	251,107

Total	¥304,419	¥300,672

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Due within 1 year	¥242,466	¥252,542
Due after 1 year	1,390,427	1,495,838

Total	¥1,632,894	¥1,748,380

(Notes to financial instruments)

Fair value of financial instruments

(1)

“Interim consolidated balance sheet amount (consolidated balance sheet amount),” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2018 and September 30, 2018 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥53,719,075	¥53,727,901	¥8,825
2)	Call loans and bills bought *[1]	1,880,248	1,882,226	1,977
3)	Receivables under resale agreements	827,892	828,019	127
4)	Receivables under securities borrowing transactions *[1]	8,337,151	8,337,727	575
5)	Monetary claims bought *[1]	4,727,884	4,740,759	12,875
6)	Trading assets
	Securities classified as trading purposes	3,166,912	3,166,912	—
7)	Money held in trust	1,482	1,482	—
8)	Securities
	Bonds classified as held-to-maturity	372,463	374,596	2,132
	Other securities	24,231,212	24,231,212	—
9)	Loans and bills discounted	72,945,934
	Reserve for possible loan losses *[1]	(318,294)

		72,627,639	74,501,561	1,873,921

10)	Foreign exchanges *[1]	2,163,382	2,166,382	2,999
11)	Lease receivables and investment assets *[1]	2,321,355	2,410,967	89,611

	Total assets	¥174,376,701	¥176,369,750	¥1,993,048

1)	Deposits	¥116,477,534	¥116,473,422	¥(4,111)
2)	Negotiable certificates of deposit	11,220,284	11,223,576	3,291
3)	Call money and bills sold	1,190,928	1,190,936	7
4)	Payables under repurchase agreements	5,509,721	5,509,721	—
5)	Payables under securities lending transactions	7,186,861	7,186,861	—
6)	Commercial paper	2,384,787	2,384,771	(15)
7)	Trading liabilities
	Trading securities sold for short sales	2,139,980	2,139,980	—
8)	Borrowed money	10,829,248	10,889,743	60,494
9)	Foreign exchanges	865,640	865,640	—
10)	Short-term bonds	1,256,600	1,256,600	—
11)	Bonds	9,057,683	9,300,891	243,208
12)	Due to trust account	1,328,271	1,328,271	—

	Total liabilities	¥169,447,542	¥169,750,416	¥302,874

	Derivative transactions *[2]
	Hedge accounting not applied	¥185,561	¥185,561	¥—
	Hedge accounting applied	126,340	126,340	—

	Total	¥311,902	¥311,902	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

		Millions of yen
September 30, 2018		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥56,125,146	¥56,133,259	¥8,113
2)	Call loans and bills bought *[1]	2,358,714	2,362,096	3,381
3)	Receivables under resale agreements	5,047,049	5,046,819	(230)
4)	Receivables under securities borrowing transactions *[1]	5,254,400	5,254,884	484
5)	Monetary claims bought *[1]	4,706,412	4,721,376	14,964
6)	Trading assets
	Securities classified as trading purposes	3,014,092	3,014,092	—
7)	Money held in trust	768	768	—
8)	Securities
	Bonds classified as held-to-maturity	300,339	301,425	1,085
	Other securities	23,745,335	23,745,335	—
9)	Loans and bills discounted	75,939,685
	Reserve for possible loan losses *[1]	(282,222)

		75,657,462	77,435,263	1,777,800

10)	Foreign exchanges *[1]	2,363,495	2,368,376	4,880
11)	Lease receivables and investment assets *[1]	2,346,727	2,429,985	83,258

	Total assets	¥180,919,944	¥182,813,684	¥1,893,739

1)	Deposits	¥119,385,639	¥119,376,757	¥(8,881)
2)	Negotiable certificates of deposit	11,490,153	11,494,134	3,980
3)	Call money and bills sold	2,013,277	2,013,271	(5)
4)	Payables under repurchase agreements	11,270,010	11,270,010	—
5)	Payables under securities lending transactions	2,980,463	2,980,463	—
6)	Commercial paper	2,544,376	2,544,326	(49)
7)	Trading liabilities
	Trading securities sold for short sales	1,847,117	1,847,117	—
8)	Borrowed money	11,073,378	11,098,796	25,417
9)	Foreign exchanges	1,057,998	1,057,998	—
10)	Short-term bonds	1,160,000	1,159,999	(0)
11)	Bonds	9,935,469	10,106,321	170,852
12)	Due to trust account	1,373,949	1,373,949	—

	Total liabilities	¥176,131,834	¥176,323,147	¥191,312

	Derivative transactions *[2]
	Hedge accounting not applied	¥336,932	¥336,932	¥—
	Hedge accounting applied	[170,399]	[170,399]	—

	Total	¥166,532	¥166,532	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1)

Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim balance sheet amounts (consolidated balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5)	Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the period.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the period. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the period.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1)	Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7)	Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Interim consolidated balance sheet amounts (consolidated balance sheet amounts) of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
	March 31, 2018	September 30, 2018
Monetary claims bought:
Unlisted stocks, etc. *1*3	¥176,491	¥182,021
Investments in partnership, etc. *2*3	249,390	237,051

Total	¥425,881	¥419,073

*1	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*2

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

*3

Unlisted stocks and investments in partnership totaling ¥9,142 million and ¥7,706 million were written-off in the fiscal year ended March 31, 2018 and in the six months ended September 30, 2018, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥370,463	¥372,596	¥2,132
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	370,463	372,596	2,132

Bonds with unrealized losses:	Japanese government bonds	2,000	2,000	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	2,000	2,000	—

Total		¥372,463	¥374,596	¥2,132

		Millions of yen
September 30, 2018		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥300,339	¥301,425	¥1,085
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	300,339	301,425	1,085

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥300,339	¥301,425	¥1,085

2. Other securities

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,633,885	¥1,442,756	¥2,191,129
	Bonds	6,998,992	6,946,588	52,404
	Japanese government bonds	4,797,431	4,779,687	17,743
	Japanese local government bonds	14,051	14,004	47
	Japanese corporate bonds	2,187,509	2,152,896	34,613
	Other	3,498,836	3,107,132	391,704

	Subtotal	14,131,714	11,496,477	2,635,237

Other securities with unrealized losses:	Stocks	113,878	131,341	(17,463)
	Bonds	4,835,189	4,843,215	(8,026)
	Japanese government bonds	4,405,604	4,410,865	(5,260)
	Japanese local government bonds	32,980	33,076	(95)
	Japanese corporate bonds	396,604	399,274	(2,670)
	Other	5,933,514	6,135,100	(201,585)

	Subtotal	10,882,582	11,109,658	(227,075)

Total		¥25,014,297	¥22,606,135	¥2,408,161

Notes:	1.	Net unrealized gains (losses) on other securities shown above include gains of ¥15 million for the fiscal year ended March 31, 2018 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2018	Millions of yen
Stocks	¥141,578
Other	284,303

Total	¥425,881

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
September 30, 2018		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,598,688	¥1,368,753	¥2,229,935
	Bonds	5,615,892	5,575,937	39,954
	Japanese government bonds	3,604,045	3,593,490	10,554
	Japanese local government bonds	482	455	27
	Japanese corporate bonds	2,011,365	1,981,992	29,373
	Other	3,169,456	2,717,911	451,545

	Subtotal	12,384,038	9,662,602	2,721,435

Other securities with unrealized losses:	Stocks	136,619	152,229	(15,610)
	Bonds	3,937,416	3,953,079	(15,663)
	Japanese government bonds	3,344,151	3,356,490	(12,339)
	Japanese local government bonds	55,084	55,248	(164)
	Japanese corporate bonds	538,180	541,340	(3,159)
	Other	7,971,309	8,210,716	(239,407)

	Subtotal	12,045,345	12,316,026	(270,681)

Total		¥24,429,383	¥21,978,629	¥2,450,753

Notes:	1.	Net unrealized gains (losses) on other securities shown above include gains of ¥2,098 million for the six months ended September 30, 2018 recognized in the earnings by applying fair value hedge accounting.
	2.	Interim consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

September 30, 2018	Millions of yen
Stocks	¥142,342
Other	276,731

Total	¥419,073

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as interim consolidated balance sheet amount (consolidated balance sheet) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2018 and for the six months ended September 30, 2018 were ¥3,331 million and ¥1,860 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.  Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2018

There are no corresponding transactions.

Six months ended September 30, 2018

There are no corresponding transactions.

2.  Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2018	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥1,482	¥1,482	—

	Millions of yen
September 30, 2018	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥768	¥768	—

(Notes to net unrealized gains (losses) on other securities and other money held in trust)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2018	Millions of yen
Net unrealized gains (losses)	¥2,408,313
Other securities	2,408,313
Other money held in trust	—
(-) Deferred tax liabilities	659,098

Net unrealized gains (losses) on other securities (before following adjustments)	1,749,215

(-) Non-controlling interests	65,950
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	5,577

Net unrealized gains (losses) on other securities	¥1,688,842

Notes:	1.

Net unrealized gains of ¥15 million for the fiscal year ended March 31, 2018 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

September 30, 2018	Millions of yen
Net unrealized gains (losses)	¥2,448,846
Other securities	2,448,846
Other money held in trust	—
(-) Deferred tax liabilities	673,669

Net unrealized gains (losses) on other securities (before following adjustments)	1,775,177

(-) Non-controlling interests	78,038
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	4,723

Net unrealized gains (losses) on other securities	¥1,701,862

Notes:	1.

Net unrealized gains of ¥2,098 million for the six months ended September 30, 2018 recognized in the period’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at March 31, 2018 and September 30, 2018. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2018	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥37,301,443	¥6,925,140	¥16,067	¥16,067
Bought	37,215,533	6,842,217	(14,654)	(14,654)
Interest rate options:
Sold	1,391,595	45,200	(300)	(300)
Bought	65,110,433	29,958,221	4,520	4,520
Over-the-counter
Forward rate agreements:
Sold	12,680,558	521,495	(4,656)	(4,656)
Bought	12,344,032	435,954	4,594	4,594
Interest rate swaps:	429,909,020	341,129,716	93,567	93,567
Receivable fixed rate/payable floating rate	196,148,823	156,251,285	1,762,226	1,762,226
Receivable floating rate/payable fixed rate	193,099,356	154,329,705	(1,689,126)	(1,689,126)
Receivable floating rate/payable floating rate	40,571,800	30,474,185	9,649	9,649
Interest rate swaptions:
Sold	5,790,268	3,542,146	(7,850)	(7,850)
Bought	4,911,806	3,086,445	8,068	8,068
Caps:
Sold	39,511,432	25,413,931	(27,760)	(27,760)
Bought	8,998,567	7,222,545	1,176	1,176
Floors:
Sold	666,212	608,582	(728)	(728)
Bought	1,123,673	957,378	895	895
Other:
Sold	1,449,762	701,009	(2,589)	(2,589)
Bought	15,456,836	13,055,363	15,918	15,918

Total	/	/	¥86,268	¥86,268

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2018	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥35,632,574	¥6,822,910	¥22,727	¥22,727
Bought	41,049,914	7,637,749	(20,545)	(20,545)
Interest rate options:
Sold	2,444,796	1,485,552	(1,104)	(1,104)
Bought	93,964,790	44,479,650	21,323	21,323
Over-the-counter
Forward rate agreements:
Sold	18,477,213	240,007	53	53
Bought	19,164,020	182,905	(51)	(51)
Interest rate swaps:	426,326,479	333,863,268	196,527	196,527
Receivable fixed rate/payable floating rate	190,926,792	150,617,533	424,507	424,507
Receivable floating rate/payable fixed rate	186,671,071	147,852,119	(245,222)	(245,222)
Receivable floating rate/payable floating rate	48,652,528	35,319,027	7,351	7,351
Interest rate swaptions:
Sold	6,568,021	3,869,688	(48,846)	(48,846)
Bought	6,255,559	3,406,138	63,401	63,401
Caps:
Sold	43,301,115	28,448,376	(80,544)	(80,544)
Bought	9,977,764	8,313,051	11,584	11,584
Floors:
Sold	645,798	585,050	(1,174)	(1,174)
Bought	1,159,398	669,296	992	992
Other:
Sold	1,385,876	647,707	(3,812)	(3,812)
Bought	7,819,720	5,588,458	30,081	30,081

Total	/	/	¥190,611	¥190,611

Notes:	1. The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

2.  Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Currency futures:
Sold	¥513	¥—	¥(18)	¥(18)
Bought	175	—	0	0
Over-the-counter
Currency swaps	39,984,899	27,675,508	90,337	113,215
Currency swaptions:
Sold	431,065	375,092	(3,156)	(3,156)
Bought	874,253	772,102	5,364	5,364
Forward foreign exchange	76,246,360	8,727,532	21,951	21,951
Currency options:
Sold	2,606,941	1,357,801	(75,760)	(75,760)
Bought	2,424,055	1,177,161	79,404	79,404

Total	/	/	¥118,123	¥141,000

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2018	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,380	¥—	¥(74)	¥(74)
Bought	57	—	0	0
Over-the-counter
Currency swaps	43,379,679	30,716,074	143,841	121,802
Currency swaptions:
Sold	388,368	311,088	(708)	(708)
Bought	762,514	676,467	1,095	1,095
Forward foreign exchange	82,068,255	11,123,054	32,866	32,866
Currency options:
Sold	3,493,205	1,481,909	(78,520)	(78,520)
Bought	3,278,055	1,211,159	75,680	75,680

Total	/	/	¥174,181	¥152,143

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥481,952	¥9,744	¥(5,450)	¥(5,450)
Bought	345,111	3,140	1,693	1,693
Equity price index options:
Sold	842,858	374,414	(68,340)	(68,340)
Bought	936,687	327,012	42,208	42,208
Over-the-counter
Equity options:
Sold	322,508	252,083	(18,727)	(18,727)
Bought	334,710	237,738	22,178	22,178
Equity index forward contracts:
Sold	—	—	—	—
Bought	7,564	207	537	537
Equity price index swaps:
Receivable equity index/payable short-term floating rate	73,385	58,755	(8,013)	(8,013)
Receivable short-term floating rate/payable equity index	167,867	140,115	14,971	14,971

Total	/	/	¥(18,943)	¥(18,943)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2018	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥778,362	¥26,170	¥(33,187)	¥(33,187)
Bought	340,964	14,203	14,434	14,434
Equity price index options:
Sold	821,726	439,975	(74,919)	(74,919)
Bought	803,798	416,385	51,454	51,454
Over-the-counter
Equity options:
Sold	378,268	263,257	(20,249)	(20,249)
Bought	350,228	245,336	20,357	20,357
Equity index forward contracts:
Sold	—	—	—	—
Bought	16,532	116	1,495	1,495
Equity price index swaps:
Receivable equity index/payable short-term floating rate	65,041	56,761	(4,264)	(4,264)
Receivable short-term floating rate/payable equity index	211,410	189,048	12,469	12,469

Total	/	/	¥(32,408)	¥(32,408)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,098,517	¥—	¥(11,317)	¥(11,317)
Bought	1,677,824	—	9,729	9,729
Bond futures options:
Sold	427,121	—	(421)	(421)
Bought	60,157	—	17	17
Over-the-counter
Bond forward contract:
Sold	900	—	2	2
Bought	5,359	—	40	40
Bond options:
Sold	93,576	—	(223)	(223)
Bought	193,642	100,066	644	644

Total	/	/	¥(1,529)	¥(1,529)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2018	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,454,263	¥—	¥15,627	¥15,627
Bought	2,366,406	—	(14,584)	(14,584)
Bond futures options:
Sold	223,584	—	(234)	(234)
Bought	247,621	—	120	120
Over-the-counter
Bond options:
Sold	319,266	—	(380)	(380)
Bought	448,316	96,919	1,499	1,499

Total	/	/	¥2,047	¥2,047

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Commodity futures:
Sold	¥10,401	¥—	¥(191)	¥(191)
Bought	10,500	—	129	129
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	63,231	51,460	2,549	2,549
Receivable floating price/payable fixed price	62,061	50,443	(503)	(503)
Receivable floating price/payable floating price	3,173	1,922	164	164
Commodity options:
Sold	7,190	6,384	(533)	(533)
Bought	4,978	4,189	(8)	(8)

Total	/	/	¥1,606	¥1,606

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2018	Total	Over 1 year
Listed
Commodity futures:
Sold	¥99,953	¥—	¥642	¥642
Bought	102,054	—	(670)	(670)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	62,534	44,318	(7,694)	(7,694)
Receivable floating price/payable fixed price	61,821	43,283	9,411	9,411
Receivable floating price/payable floating price	2,481	2,323	(94)	(94)
Commodity options:
Sold	6,932	3,485	(363)	(363)
Bought	4,859	1,412	29	29

Total	/	/	¥1,259	¥1,259

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥549,981	¥465,481	¥7,755	¥7,755
Bought	691,315	567,065	(7,719)	(7,719)

Total	/	/	¥36	¥36

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2018	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥584,158	¥525,826	¥6,698	¥6,698
Bought	686,638	615,627	(5,458)	(5,458)

Total	/	/	¥1,239	¥1,239

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at March 31, 2018 and September 30, 2018. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2018			Millions of yen
Hedge accounting Method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥16,675,512	¥11,044,262	¥4,287
	Bought		1,593,750	—	79
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		35,415,915	27,945,628	(59,991)
	Receivable floating rate/payable fixed rate		16,132,939	14,569,986	39,356
	Interest rate swaptions:
	Sold		150,343	150,343	(2,569)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds
	Receivable fixed rate/payable floating rate		62,830	53,125	(2,536)
	Receivable floating rate/payable fixed rate		201,714	187,519	(1,245)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		12,840	4,921	(Note 3)

	Total		/	/	¥(22,620)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

September 30, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥12,948,120	¥340,740	¥2,432
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		35,777,329	28,699,800	(145,669)
	Receivable floating rate/payable fixed rate		15,459,986	13,117,012	62,192
	Interest rate swaptions:
	Sold		160,715	160,715	(8,783)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds
	Receivable fixed rate/payable floating rate		56,790	56,790	(2,848)
	Receivable floating rate/payable fixed rate		247,925	241,336	(392)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		5,152	2,500	(Note 3)

	Total		/	/	¥(93,069)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

(2) Currency derivatives

March 31, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥5,995,052	¥3,158,350	¥165,826
	Forward foreign exchange		51,850	—	379

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign currency exchange	146,889	127,037	(17,089)

Allocation method	Currency swaps	Borrowed money	53,215	37,921	(Note 3)
	Forward foreign exchange		1,381	—

	Total		/	/	¥149,116

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.
	3.

Forward foreign exchange amounts treated by the allocation method are treated with borrowed money that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

September 30, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥6,881,425	¥3,948,513	¥(79,952)
	Forward foreign exchange		63,409	—	3,738

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign currency exchange	160,299	142,826	3,743

Allocation method	Currency swaps	Borrowed money	47,810	36,741	(Note 3)
	Forward foreign exchange		2,331	—

	Total		/	/	¥(72,470)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.
	3.

Forward foreign exchange amounts treated by the allocation method are treated with borrowed money that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

(3) Equity derivatives

March 31, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥2,218	¥2,218	¥(155)

	Total		/	/	¥(155)

Note: Fair value is calculated using discounted present value.

September 30, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥44,909	¥44,909	¥(4,859)

	Total		/	/	¥(4,859)

Note: Fair value is calculated using discounted present value.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the six months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
Six months ended September 30	2017	2018
General and administrative expenses	¥163	¥—

2. Amount of profit by non-exercise of stock acquisition rights

Profit by non-exercise of stock acquisition rights which were accounted for as other income for the six months ended September 30, 2017 and 2018 are as follows:

	Millions of yen
Six months ended September 30	2017	2018
Other income	¥13	¥—

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2018

There is no significant information to be disclosed.

Six months ended September 30, 2018

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2018

There is no significant information to be disclosed.

Six months ended September 30, 2018

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each reportable segment are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise

Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise

International Business Unit:	Business to deal with international (including Japanese) corporate customers

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segments are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2017	Millions of yen
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥361,941	¥633,097	¥310,945	¥196,383	¥(36,596)	¥1,465,770
Expenses	(171,033)	(506,099)	(139,230)	(26,581)	(51,690)	(894,633)
Others	23,939	5,644	30,336	8,509	(38,216)	30,212

Consolidated net business profit	¥214,847	¥132,642	¥202,050	¥178,311	¥(126,501)	¥601,349

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Six months ended September 30, 2018	Millions of yen
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥383,079	¥633,016	¥338,076	¥200,196	¥(94,390)	¥1,459,977
Expenses	(171,116)	(508,748)	(155,991)	(27,192)	10,523	(852,524)
Others	21,607	6,081	21,708	9,532	(25,962)	32,966

Consolidated net business profit	¥233,570	¥130,349	¥203,793	¥182,536	¥(109,830)	¥640,418

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2017	Millions of yen
Consolidated net business profit	¥601,349
Other ordinary income (excluding equity in gains of affiliates)	81,411
Other ordinary expenses	(67,212)

Ordinary profit on interim consolidated statements of income	¥615,548

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2018	Millions of yen
Consolidated net business profit	¥640,418
Other ordinary income (excluding equity in gains of affiliates)	110,432
Other ordinary expenses	(70,651)

Ordinary profit on interim consolidated statements of income	¥680,199

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2017

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,993,230	¥271,720	¥247,436	¥234,557	¥2,746,944

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,738,269	¥560,516	¥1,264,273	¥11,565	¥3,574,624

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2018

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥2,028,786	¥362,722	¥277,495	¥283,799	¥2,952,805

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,704,049	¥589,548	¥1,393,362	¥11,091	¥3,698,051

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2017 is ¥3,037 million.

Impairment loss for the six months ended September 30, 2018 is ¥1,942 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥340	¥2,009	¥534	¥—	¥9,788	¥12,674
Unamortized balance	12,610	56,130	4,988	—	232,263	305,991

	Millions of yen
Six months ended September 30, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥206	¥2,009	¥538	¥—	¥8,711	¥11,465
Unamortized balance	7,210	52,110	3,950	—	197,757	261,029

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2017

There are no corresponding transactions.

Six months ended September 30, 2018

There are no corresponding transactions.

(Business Combinations)

There is no significant business combination to be disclosed.

(Per Share Data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2018	September 30, 2018
Net assets per share	¥7,366.21	¥7,638.73
[The calculation method]
Net assets	11,612,892	11,772,674
Amounts excluded from Net assets	1,222,427	1,112,043
Stock acquisition rights	2,823	2,555
Non-controlling interests	1,219,604	1,109,488

Net assets attributable to common stock at the end of the period	¥10,390,464	¥10,660,630

Number of common stock at the end of the period used for the calculation of Net assets per share (in thousands)	1,410,558	1,395,603

2. Earnings per share and Earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2017	2018
(i) Earnings per share	¥297.94	¥337.70
[The calculation method]
Profit attributable to owners of parent	420,195	472,648
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	420,195	472,648
Average number of common stock during the period (in thousands)	1,410,334	1,399,599
(ii) Earnings per share (diluted)	¥297.71	¥337.47
[The calculation method]
Adjustment for profit attributable to owners of parent	(1)	(8)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(1)	(8)
Increase in the number of common stock (in thousands)	1,082	941
Stock acquisition rights (in thousands)	1,082	941

(Significant Subsequent Events)

Partial sale of the shares of Sumitomo Mitsui Finance and Leasing Co., Ltd.

The Company sold a portion of shares of Sumitomo Mitsui Finance and Leasing Co., Ltd. (“SMFL”) to SMFL on November 28, 2018 (the “Sale of the Shares”) based on an agreement concluded on March 30, 2018 between Sumitomo Corporation (“Sumitomo Corp.”), Sumitomo Mitsui Banking Corporation, SMFL, Sumitomo Mitsui Auto Service Company, Limited and SMFL Capital Co., Ltd. (“FLC”), concerning the reorganization of the joint leasing partnership of the Company and Sumitomo Corp. (the “Reorganization”). As a result, the percentage of voting rights in SMFL held by the Company was declined to 50%, and accordingly, the Company excluded SMFL and its consolidated subsidiaries, SMBC Aviation Capital Limited and FLC, etc., from the scope of consolidation and included them in the scope of equity method affiliates.

1. Objectives of the Sale of the Shares

The Company conducted the Sale of the Shares to establish an operating framework that will allow for the flexible and efficient management of the joint leasing partnership’s overall operations and implementation of its business strategy by adjusting respective ownership percentage of the Company and Sumitomo Corp. in SMFL to 50%.

The Sale of the Shares is as part of the Reorganization aiming to increase in the competitiveness and the sustainable growth by taking further advantage of the Company’s global client base, and the financial group’s ability to deliver diverse and cutting-edge financial solutions regardless of geographical locations, and Sumitomo Corp.’s ability to construct value chains and create new business opportunities on a global basis.

2. Outline of subsidiary excluded from the scope of the consolidation (the six months ended September 30, 2018)

Sumitomo Mitsui Finance and Leasing Company, Limited (Reportable segment: Wholesale Business Unit and International Business Unit)

Consolidated total assets	¥ 5,950,359 million
Consolidated net assets	¥ 863,125 million
Consolidated ordinary income	¥ 412,058 million

Note: Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.

3. Number of shares sold and selling price

Number of shares sold	18,500,749 shares
Selling price	¥ 171,400 million

Note:	Gains (losses) on sales are undetermined since the selling price may be revised at a later date due to changes in factors such as SMFL’s financial data.

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2018	September 30, 2018	September 30, 2018
Assets:
Current assets
Cash and due from banks	¥251,680	¥261,719	$2,304
Other current assets	144,562	86,741	764

Total current assets	396,243	348,460	3,068

Fixed assets
Tangible fixed assets	13,815	13,812	122
Intangible fixed assets	296	317	3
Investments and other assets	11,694,576	12,223,177	107,617
Investments in subsidiaries and affiliates	6,156,181	6,161,958	54,252
Long-term loans receivable from subsidiaries and affiliates	5,537,800	6,060,619	53,360
Other investments and other assets	593	599	5

Total fixed assets	11,708,687	12,237,306	107,742

Total assets	¥12,104,930	¥12,585,767	$110,810

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$10,812
Income taxes payable	6	4	0
Reserve for employee bonuses	693	667	6
Reserve for executive bonuses	400	—	—
Other current liabilities	46,223	45,857	404

Total current liabilities	1,275,354	1,274,559	11,222

Fixed liabilities
Bonds	5,105,279	5,618,276	49,465
Long-term borrowings	199,221	209,042	1,840

Total fixed liabilities	5,304,500	5,827,319	51,306

Total liabilities	6,579,855	7,101,879	62,528

Net assets:
Stockholders’ equity
Capital stock	2,338,743	2,339,443	20,597
Capital surplus
Capital reserve	1,560,221	1,560,921	13,743
Other capital surplus	24,286	—	—

Total capital surplus	1,584,508	1,560,921	13,743

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	268
Retained earnings brought forward	1,581,073	1,566,840	13,795

Total retained earnings	1,611,493	1,597,260	14,063

Treasury stock	(12,493)	(16,292)	(143)

Total stockholders’ equity	5,522,252	5,481,332	48,260

Stock acquisition rights	2,823	2,555	22

Total net assets	5,525,075	5,483,888	48,282

Total liabilities and net assets	¥12,104,930	¥12,585,767	$110,810

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2017	2018	2018
Operating income:
Dividends on investments in subsidiaries and affiliates	¥64,904	¥165,071	$1,453
Fees and commissions received from subsidiaries and affiliates	4,659	2,922	26
Interests on loans receivable from subsidiaries and affiliates	43,790	69,488	612

Total operating income	113,355	237,482	2,091

Operating expenses:
General and administrative expenses	9,917	11,677	103
Interest on bonds	47,709	69,064	608
Interest on long term borrowings	1,844	3,023	27

Total operating expenses	59,471	83,766	738

Operating profit	53,883	153,716	1,353

Non-operating income	96	107	1
Non-operating expenses	5,344	3,482	31

Ordinary profit	48,635	150,341	1,324

Income before income taxes	48,635	150,341	1,324

Income taxes-current	(39,662)	(4,044)	(36)
Income taxes-deferred	36,219	(22)	(0)

Income taxes	(3,442)	(4,066)	(36)

Net income	¥52,077	¥154,408	$1,359

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
Six months ended September 30, 2017	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,337,895	¥1,559,374	¥24,327	¥1,583,701	¥30,420	¥1,570,369	¥1,600,789
Changes in the period:
Issuance of new stock	847	847		847
Cash dividends						(105,752)	(105,752)
Net income						52,077	52,077
Purchase of treasury stock
Disposal of treasury stock			(43)	(43)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	847	847	(43)	803	—	(53,674)	(53,674)

Balance at the end of the period	¥2,338,743	¥1,560,221	¥24,283	¥1,584,505	¥30,420	¥1,516,695	¥1,547,115

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2017	Treasury Stock	Total
Balance at the beginning of the period	¥(12,913)	¥5,509,473	¥3,206	¥5,512,680
Changes in the period:
Issuance of new stock		1,695		1,695
Cash dividends		(105,752)		(105,752)
Net income		52,077		52,077
Purchase of treasury stock	(53)	(53)		(53)
Disposal of treasury stock	486	443		443
Net changes in items other than stockholders’ equity in the period			(305)	(305)

Net changes in the period	433	(51,589)	(305)	(51,895)

Balance at the end of the period	¥(12,480)	¥5,457,884	¥2,900	¥5,460,784

Six months ended September 30, 2018	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,338,743	¥1,560,221	¥24,286	¥1,584,508	¥30,420	¥1,581,073	¥1,611,493
Changes in the period:
Issuance of new stock	699	699		699
Cash dividends						(126,950)	(126,950)
Net income						154,408	154,408
Purchase of treasury stock
Disposal of treasury stock			(54)	(54)
Cancellation of treasury stock			(65,922)	(65,922)
Transfer from retained earnings to capital surplus			41,690	41,690		(41,690)	(41,690)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	699	699	(24,286)	(23,587)	—	(14,232)	(14,232)

Balance at the end of the period	¥2,339,443	¥1,560,921	¥—	¥1,560,921	¥30,420	¥1,566,840	¥1,597,260

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2018	Treasury Stock	Total
Balance at the beginning of the period	¥(12,493)	¥5,522,252	¥2,823	¥5,525,075
Changes in the period:
Issuance of new stock		1,398		1,398
Cash dividends		(126,950)		(126,950)
Net income		154,408		154,408
Purchase of treasury stock	(70,048)	(70,048)		(70,048)
Disposal of treasury stock	326	271		271
Cancellation of treasury stock	65,922	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(268)	(268)

Net changes in the period	(3,799)	(40,919)	(268)	(41,187)

Balance at the end of the period	¥(16,292)	¥5,481,332	¥2,555	¥5,483,888

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2018					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$20,591	$13,737	$214	$13,951	$268	$13,920	$14,188
Changes in the period:
Issuance of new stock	6	6		6
Cash dividends						(1,118)	(1,118)
Net income						1,359	1,359
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Cancellation of treasury stock			(580)	(580)
Transfer from retained earnings to capital surplus			367	367		(367)	(367)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	6	6	(214)	(208)	—	(125)	(125)

Balance at the end of the period	$20,597	$13,743	$—	$13,743	$268	$13,795	$14,063

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2018	Treasury Stock	Total
Balance at the beginning of the period	$(110)	$48,620	$25	$48,645
Changes in the period:
Issuance of new stock		12		12
Cash dividends		(1,118)		(1,118)
Net income		1,359		1,359
Purchase of treasury stock	(617)	(617)		(617)
Disposal of treasury stock	3	2		2
Cancellation of treasury stock	580	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(2)	(2)

Net changes in the period	(33)	(360)	(2)	(363)

Balance at the end of the period	$(143)	$48,260	$22	$48,282